

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

Via Facsimile
Congwu Cheng
Chief Executive Officer
AutoNavi Holdings Limited
16/F, Section A, Focus Square
No 6. Futong East Avenue, Wangjjng
Chaoyang District, Beijing 100102
The People's Republic of China

> **Re:** **AutoNavi Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 25, 2012**
> **File No. 001-34784**

Dear Mr. Cheng:

We have reviewed your letter dated October 30, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 18, 2012.

Form 20-F for the fiscal year ended December 31, 2011

Consolidated Financial Statements

Note 21. Statutory Reserves, page F-41

1. We note your response to prior comment 2. Please tell us your consideration of disclosing the amount of retained earnings or net income restricted or free from restriction for each period presented. In this respect, we note from your response to prior comment 4 of our letter dated September 7, 2012 that you had restricted net assets of

Congwu Cheng
AutoNavi Holdings Limited
November 20, 2012
Page 2

US$43.1 million as of December 31, 2011. We refer you to Rule 4-08(e)(1) of Regulation S-X.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Attorney-Advisor, at (202) 551-3456 or Mark Shuman, Legal Branch Chief, at (202)-551-3462. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief